Suite 700, 10150 - 100 Street, Edmonton, Alberta, T5J 0P6
Phone: 780-409-8144   Fax: 780-409-8146

May 27, 2014	SENT VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention:	Ms. Anne Nguyen Parker
Legal Branch Chief

RE:           Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to the U.S. Securities & Exchange Commission (“SEC”) Staff Comment Letter, dated May 12, 2014, we received by email from Mr. John Cannarella, the following are our responses regarding our Form 10-K for the fiscal year ended September 30, 2013 and filed with the SEC on January 14, 2014.

Response to SEC Comment #1.

In response to Point 1 of your letter, as you can see we have disclosed the information with respect to the remaining terms of our leases and concessions associated with our oil and gas properties in our quarterly financial statement notes on Form 10-Q for the period ending March 31, 2014, as filed with the SEC on May 15, 2014.  Until the facts change, we will be including in all of our future audited annual financial statements and quarterly financial statements the following disclosure in our Form 10-Ks and Form 10-Qs, as well as disclosing the following under Item 2 (Properties) of all future Form 10-Ks:

We have undeveloped oil sands acreage as of September 30, 2014, covering 43,015 gross acres (33,463 net acres) on 68 sections of land under nine oil sands leases. Until we extend the leases “into perpetuity” based on the Alberta governmental regulations, the lease expiration dates of our nine oil sands leases are as follows:

1)	32 sections of land under 5 oil sands leases are set to expire on July 10, 2018;

2)	31 sections of land under 3 oil sands leases are set to expire on August 19, 2019; and

3)
5 sections of land under 1 oil sands lease are set expire on April 9, 2024. We have already met the governmental requirements for this lease and will be applying to continue this lease into perpetuity.

If you still wish, we will amend our 10-K.

Response to SEC Comment #2.

The proven and probable reserves, which we disclosed in our last 10-K reiterated the previous disclosure from the year before in the 10-K for September 30, 2012.  We refer to the most recent reserves report we have based on the Petroleum Resources Management System (PMRS) guidelines.

We anticipate that by September 30, 2014 we will have proven reserves and will have to file reserves under Item 2 (Properties) within our Form 10-K based on an update report to PRMS standards to comply with Item 1202 of Regulation S-K.

If you still wish, we will remove the reference and file an amended 10-K for the period ending September 30, 2013.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 780-409-8144.

Respectfully yours,

DEEP WELL OIL & GAS, INC.

/s/ Horst A. Schmid
Dr. Horst A. Schmid
President and CEO

Deep Well Oil & Gas, Inc. - SEC letter dated May 12, 2014